UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number 001-34987

LENTUO INTERNATIONAL INC.

Lentuo Compound, Beihuayuan Village West, Gaobeidian Township

Chaoyang District, Beijing 100024

People’s Republic of China

Tel: (86-10) 8735 8388

Fax: (86-10) 8736 9868

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐   No ☒

EXHIBITS

Number	Description of Document

99.1	Announcement of the Establishment of a Joint Venture with Bitauto and UXIN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lentuo International Inc.

Dated: August 18, 2014

	By:	/s/ Hetong Guo
		Name:	Hetong Guo
		Title:	Chairman